

August 20, 2010

Mr. Edmond Thomas
Chief Executive Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

      Re: The Wet Seal, Inc.
              Form 10-K for Fiscal Year Ended
              January 30, 2010
              Filed March 31, 2010
              File No. 000-18632
              Schedule 14A
              Filed April 19, 2010

Dear Mr. Thomas:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          John Reynolds
                          Assistant Director
                          Office of Beverages, Apparel and
                          Health Care Services